Exhibit 99.1



Constellation Brands

SECOND QUARTER FISCAL YEAR 2020 *results*

OCTOBER 3, 2019

VISIT US | in





Beer Business Delivers Record Operating Income and Depletion Growth of 6.2%, or 7.5% Adjusted for Selling Day Impact; Modelo Especial Generates Most Growth in U.S. Beer Market Core Business Achieves Strong Cash Flow Performance

Second Quarter Fiscal Year 2020 Financial Highlights [1] | In millions, except per share data	Net Sales	Operating Income	Earnings Before Interest & Taxes (EBIT)	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)	Diluted EPS Excluding Canopy
Reported	$2,344	$720	NA	$(2.77)	NA
% Change	2%	(6%)	NA	(147%)	NA
Comparable	$2,344	$792	$736	$2.72	$2.91
% Change	2%	1%	(5%)	(5%)	1%

[1] Definitions of reported and comparable, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release. | NA=Not Applicable

HIGHLIGHTS

- Generates **reported basis EPS** of **$(2.77)** and **comparable basis EPS** of **$2.72**, including Canopy Growth equity losses of $0.20. **Excluding Canopy Growth equity losses**, achieved comparable basis EPS of $2.91
- Generates **$1.4 billion** of **operating cash flow** and **$1.1 billion** of **free cash flow**, an increase of 6% and 10%, respectively
- Repurchases approximately 266,000 shares of common stock for **$50 million**
- Signs agreement with Heaven Hill Brands to **divest Black Velvet Canadian Whisky** for $266 million
- Wine and Spirits Transaction now expected to close by year-end fiscal 2020
- Updates **fiscal 2020 reported basis EPS outlook to $0.55 - $0.75**. Increases comparable basis EPS outlook to **$9.00 - $9.20**; for guidance purposes assumes close of the Wine and Spirits Transaction at the end of third quarter fiscal 2020 and close of the Black Velvet Transaction at the beginning of November 2019
- Increases **fiscal 2020 operating cash flow target** to approximately **$2.2 billion** and **free cash flow projection** to **$1.3 - $1.4 billion**
- Declares quarterly cash dividend









FIND YOUR
GAMEDAY BEACH
CALL TONY 1-844-9-CORONA
TONY ROMO

MEIOMI
FLAVOR FORWARD
MEIOMI

#1 BEER
IN DOLLAR SALES IN CHICAGO
ROLLING 52-WEEK PERIOD
Modelo
Especial

"The winning streak for our beer business continues with Modelo Especial generating the most growth in the entire U.S. beer category, while Corona remains the #1 high-end beer brand family. This powerful combination gives us confidence in high-single digit beer growth for years to come. Our Wine & Spirits innovation pipeline is primed to launch impactful product introductions, as we head into the key selling season this fall."

Bill Newlands

President and Chief Executive Officer



"We continue to deliver impressive beer business operating performance and cash flow results. The share repurchases we made during the quarter reflect the confidence we have in our long-term business model, and our ongoing commitment to return cash to shareholders.

David Klein

Chief Financial Officer

beer

Three Months Ended | In millions; branded product, 24-pack, 12-ounce case equivalents	Shipment Volume	Depletion Volume	Net Sales	Operating Income
August 31, 2019	91.9		$1,640.4	$685.3
August 31, 2018	87.3		$1,527.1	$630.6
% Change	5.3%	6.2%	7.4%	8.7%

HIGHLIGHTS

- **Constellation Beer Business posted 6.2% depletion growth** driven by **Modelo Especial**, which generated the **most growth** for the entire U.S. beer category and depletion growth of 15%. When adjusted for one less selling day in the quarter, the beer business generated **7.5% depletion growth**.
- **Corona Refresca** became a "top 5" U.S. high-end beer market share gainer with accelerating depletion growth throughout the summer months.
- **Corona Premier** achieved double digit sales and distribution growth in IRI channels during the quarter and has become the fastest growing beer in the on-premise.
- **Pacifico** showed continued strength with double digit depletion growth.
- The remaining beer shipment volume timing benefit which occurred at year-end fiscal 2019 is expected to reverse during the remainder of fiscal 2020.
- **Operating margin** increased 50 basis points to 41.8%, as benefits from favorable pricing and foreign currency were partially offset by higher COGS.
- The beer business continues to target **7 - 9% net sales** and **operating income growth** for fiscal 2020.


NEW
Corona

wine and spirits

Three Months Ended | In millions; branded product, 9-liter case equivalents	Shipment Volume	Depletion Volume	Net Sales	Operating Income
August 31, 2019	14.4		$703.6	$160.4
August 31, 2018	16.0		$772.0	$201.4
% Change	(10.0%)	(13.3%)	(8.9%)	(20.4%)

HIGHLIGHTS

- Wine and spirits business performance continues to be impacted by transition activities with distributors who are repositioning for ownership of brands upon close of the pending transaction with E.J. Gallo.
- **Power Brand** depletions declined almost 4%. As the wine and spirits business transformation strategy evolves under a new set of strategic imperatives, select promotional retail activities for key brands that occurred during last year's second quarter were discontinued this year as they did not meet the return targets for the business. However, Power Brand marketplace performance continues to outpace the overall U.S. wine and spirits category with brands like **Kim Crawford, Ruffino, Meiomi, and Cooper & Thief** generating double digit growth in IRI channels during the quarter.
- The wine and spirits **innovation pipeline** is primed for the upcoming holiday selling season with impactful innovation planned for key brands in the second half of the fiscal year. Innovation introductions include **wine in a can** for **Woodbridge** and **Kim Crawford** as well as **Robert Mondavi Private Selection Rye Barrel Aged Red Blend**.
- **Woodbridge** continued to accelerate in IRI channels fueled by its new marketing campaign, growing sales 2% and outpacing growth of its price segment by 400 basis points.
- **SVEDKA** continued its hot streak with ongoing share gains in the U.S. vodka category, bolstered by the new **"Bring Your Own Spirit"** national advertising campaign.
- **Operating margin** decreased 330 basis points to 22.8% primarily due to higher COGS and marketing spend.
- The wine and spirits business now expects fiscal 2020 net sales and operating income to decline 15 - 20% and approximately 25%, respectively largely due to updated assumptions for transaction timing.


A WINE FOR ALL, NO MATTER WHO YOU ROOT FOR.
WOODBRIDGE
by ROBERT MONDAVI
CABERNET SAUVIGNON
CALIFORNIA
From One For All

Woodbridge new football campaign

OUTLOOK

The table below sets forth management's current EPS expectations for fiscal 2020 compared to fiscal 2019 actual results, both on a reported basis, a comparable basis, and a comparable basis excluding Canopy equity losses and related activities.

	Reported Basis		Comparable Basis		
	FY20 Estimate	FY19 Actual	FY20 Estimate (Excl. Canopy)	FY19 Actual	FY19 Actual (Excl. Canopy)
Fiscal Year Ending February 28/29	$0.55 - $0.75	$17.57	$9.00 - $9.20	$9.28	$9.34

Fiscal Year 2020 Guidance Assumptions: Assumes Wine and Spirits Transaction closes at the end of third quarter fiscal 2020 and Black Velvet Transaction closes at the beginning of November 2019.

- Beer: net sales and operating income growth 7 - 9%
- Wine and Spirits: net sales decline 15 - 20% and operating income decline of approximately 25%
- Interest expense: $430 - $440 million
- Tax rate: reported 95% to 97%, reflecting fiscal 2020 year to date Canopy fair value tax benefit, comparable excluding Canopy equity earnings impact approximately 17%

- Weighted average diluted shares outstanding: approximately 195 million; assumes no additional share repurchases for fiscal 2020
- Operating cash flow: $2.1 - $2.3 billion
- Capital expenditures: $800 - $900 million, including approximately $600 million targeted for Mexico beer operations expansion activities
- Free cash flow: $1.3 - $1.4 billion

The reported basis EPS guidance includes the fiscal 2020 year to date Canopy equity earnings and related activities impact. Our guidance does not reflect future changes in the fair value of the company's investments in Canopy's warrants and convertible debt securities. Additionally, the company continues to evaluate the future potential equity earnings impact from the Canopy equity method investment and related activities and, as such, these items have been excluded from the guidance assumptions noted above.

The wine and spirits guidance includes the estimated impact from the Wine and Spirits Transaction to sell a portion of the business to E. & J. Gallo Winery (the "Wine and Spirits Transaction") and the divestiture of Black Velvet Canadian Whisky (the "Black Velvet Transaction"), but excludes any gain or loss from these transactions. Proceeds from the Wine and Spirits and Black Velvet Transactions are expected to be used primarily for the repayment of debt. For guidance purposes, the Wine and Spirits Transaction is now assumed to close at the end of third quarter fiscal 2020 and the Black Velvet Transaction is expected to close at the beginning of November 2019. The following table presents selected wine and spirits segment financial information included in our consolidated financial statements that will no longer be part of our consolidated results after the Wine and Spirits and Black Velvet Transactions.

Summary Information for Businesses to be Divested	FY19 Q1	FY19 Q2	FY19 Q3	FY19 Q4	FY20 Q1	FY20 Q2
(in millions)						
Shipment volume (9-liter case equivalents)	~7.1	~8.4	~7.7	~7.4	~6.7	~7.0
Net sales	~$273	~$319	~$305	~$285	~$258	~$264
CAM (gross profit less marketing)	~$95	~$114	~$111	~$105	~$99	~$93

The impact of the Wine and Spirits and Black Velvet Transactions on fiscal 2020 wine and spirits guidance is as follows:

Reported basis net sales decline	15 - 20%
Reported basis operating income decline	Approximately 25%

As a result of the Wine and Spirits and Black Velvet Transactions, a cost reduction plan is expected to be implemented for fiscal 2020 and 2021 to address stranded costs. The table below sets forth management's current estimate of the total annual stranded costs expected from the Wine and Spirits and Black Velvet Transactions, and the estimated fiscal year timing of when these costs will be removed from our remaining wine and spirits business. Amounts shown for fiscal 2020 are included in the guidance assumptions noted above.

Stranded costs	~$130 million
Fiscal Year 2020 cost reductions	~$20 million
Fiscal Year 2021 cost reductions	~$110 million

BUSINESS OPTIMIZATION INITIATIVES

During the second quarter, the company recognized $46 million of charges that were excluded from comparable basis results in connection with ongoing efforts to gain efficiencies and reduce the cost structure of the business. These charges are primarily related to the wine and spirits business and include an impairment of long-lived assets and write-downs of excess inventory and related contracts.

CANOPY GROWTH INVESTMENT

Constellation's share of Canopy Growth's equity losses and related activities for second quarter fiscal 2020 totaled a loss of $484.4 million, including the impact from the June 2019 warrant modification, on a reported basis and a loss of $54.7 million on a comparable basis.

Constellation has recognized a $757 million unrealized net gain in reported basis results since initial Canopy investment in November 2017; $839 million decrease in the fair value of Canopy investments was recognized for second quarter fiscal 2020.

QUARTERLY DIVIDEND

On October 2, 2019, Constellation's board of directors declared a quarterly cash dividend of $0.75 per share of Class A Common Stock and $0.68 per share of Class B Common Stock, payable on November 22, 2019, to stockholders of record as of the close of business on November 8, 2019.

SECOND QUARTER FY20 RESULTS
CONFERENCE CALL† | WEBCAST
October 3, 2019 at 10:30 a.m. EDT
(877) 673-1771 | Conference ID: 8865239
cbrands.com/investors/events

† A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our website cbrands.com under "Investors/Reporting" prior to the call.

AWARDS & RECOGNITION



The Beverage Information Group recognized Constellation Brands in October 2019 with five Growth Brands Awards: **Modelo Especial, Modelo Negra, Corona Extra, Corona Light,** and **Corona Refresca.** All awards are given based on sales from the prior calendar year.

ABOUT CONSTELLATION BRANDS

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy, and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported beer brands such as the Corona and Modelo brand families, and Pacifico. Its high-quality wine and spirits brands include the Robert Mondavi and The Prisoner Wine Company brand families, Kim Crawford, Ruffino, Meiomi, and SVEDKA Vodka. The company's portfolio also includes a collection of highly-rated wine brands such as SIMI and Mount Veeder Winery, spirits brands High West Whiskey and Casa Noble Tequila, as well as new wine innovations such as Cooper & Thief and Spoken Barrel.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors, and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Since its founding in 1945, Constellation's ability to see, meet and stay ahead of shifting consumer preferences and trends across total beverage alcohol has fueled our success and made us one of the top growth contributors in beverage alcohol in the U.S.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew	773-251-4934	michael.mcgrew@cbrands.com
Amy Martin	585-678-7141	amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub	585-678-7483	patty.yahn-urlaub@cbrands.com
Bob Czudak	585-678-7170	bob.czudak@cbrands.com
Tom Conaway	585-678-7503	thomas.conaway@cbrands.com

SUPPLEMENTAL INFORMATION

Reported basis ("reported") are amounts as reported under generally accepted accounting principles. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release. Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this news release.

FORWARD-LOOKING STATEMENTS

The statements made under the heading Outlook, and all statements other than statements of historical fact set forth in this news release regarding Constellation Brands' business strategy, future operations, future financial position, expected effective tax rates and anticipated tax liabilities, estimated revenues, projected costs, expected net sales and operating income, estimated diluted EPS, expected cash flow, future payments of dividends, prospects, plans and objectives of management, and manner and timing of share repurchases pursuant to the share repurchase authorization, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, the "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections.

During the current quarter, Constellation Brands may reiterate the Projections. Prior to the start of the company's quiet period, which will begin at the close of business on November 29, 2019, the public can continue to rely on the Projections as still being Constellation Brands' current expectations on the matters covered, unless the company publishes a notice stating otherwise. During Constellation Brands' "quiet period," the Projections should not be considered to constitute the company's expectations and should be considered historical, speaking as of prior to the quiet period only and not subject to update by the company.

The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, merger, or any other business combination, divestiture, restructuring, or other strategic business realignments, financing or share repurchase that may be completed after the date of this release. The Projections should not be construed in any manner as a guarantee that such results will in fact occur. The pending Wine and Spirits Transaction and the pending Black Velvet Transaction are each subject to the satisfaction of certain closing conditions, including, but not limited to, receipt of required regulatory approvals. There can be no assurance the Wine and Spirits Transaction or the Black Velvet Transaction will occur or will occur on the terms or timetables contemplated hereby.

In addition to the risks and uncertainties of ordinary business operations, the Projections of the company contained in this news release are subject to a number of risks and uncertainties, including:

- completion and timing of the pending Wine and Spirits Transaction and of the pending Black Velvet Transaction;
- impact of the pending Wine and Spirits Transaction and of the pending Black Velvet Transaction, amount and use of expected proceeds from the pending transactions, amount of stranded costs, and amount and timing of cost reductions may vary from management's current expectations;
- beer operations expansion, construction, and optimization activities, and costs and timing associated with these activities, may vary from management's current estimates;
- accuracy of supply projections, including those relating to beer operations expansion activities and glass sourcing;
- operating cash flow, free cash flow, effective tax rate, and capital expenditures to support long-term growth may vary from management's current estimates;
- accuracy of projections associated with market opportunities and with previously announced acquisitions, investments, and divestitures;
- accuracy of projections relating to the Canopy investments may vary from management's current expectations;
- exact duration of the share repurchase implementation and the amount, timing, and source of funds for any share repurchases;
- amount and timing of future dividends are subject to the determination and discretion of the board of directors;

- raw material and water supply, production or shipment difficulties could adversely affect the company's ability to supply its customers;
- general economic, geo-political, domestic, international and regulatory conditions, instability in world financial markets, unanticipated environmental liabilities and costs, or enhanced competitive activities;
- changes to international trade agreements and tariffs, accounting standards, elections or assertions, tax laws or other governmental rules and regulations, and other factors which could impact the company's reported financial position, results of operations, or effective tax rate, and accuracy of any associated projections;
- changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices, and raw material costs; and
- other factors and uncertainties disclosed in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2019, as supplemented by the company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2019, which could cause actual future performance to differ from current expectations.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, unaudited)

	August 31, 2019	February 28, 2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 81.3	$ 93.6
Accounts receivable	953.7	846.9
Inventories	1,311.4	2,130.4
Prepaid expenses and other	525.1	613.1
Assets held for sale - current	666.0	—
Total current assets	3,537.5	3,684.0
Property, plant, and equipment	5,141.6	5,267.3
Goodwill	7,696.7	8,088.8
Intangible assets	2,787.0	3,198.1
Equity method investments	3,003.8	3,465.6
Securities measured at fair value	1,572.2	3,234.7
Deferred income taxes	2,146.8	2,183.3
Assets held for sale	1,019.1	—
Other assets	650.4	109.7
Total assets	$ 27,555.1	$ 29,231.5
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Short-term borrowings	$ 150.9	$ 791.5
Current maturities of long-term debt	636.1	1,065.2
Accounts payable	608.6	616.7
Other accrued expenses and liabilities	800.3	690.4
Total current liabilities	2,195.9	3,163.8
Long-term debt, less current maturities	12,159.8	11,759.8
Deferred income taxes and other liabilities	1,508.4	1,470.7
Total liabilities	15,864.1	16,394.3
CBI stockholders' equity	11,377.5	12,551.0
Noncontrolling interests	313.5	286.2
Total stockholders' equity	11,691.0	12,837.2
Total liabilities and stockholders' equity	$ 27,555.1	$ 29,231.5

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data, unaudited)

	Three Months Ended		Six Months Ended	
	August 31, 2019	August 31, 2018	**August 31, 2019**	August 31, 2018
Sales	$ 2,573.4	$ 2,525.7	$ 4,855.9	$ 4,755.7
Excise taxes	(229.4)	(226.6)	(414.7)	(409.5)
Net sales	2,344.0	2,299.1	4,441.2	4,346.2
Cost of product sold	(1,158.1)	(1,130.9)	(2,226.6)	(2,129.4)
Gross profit	1,185.9	1,168.2	2,214.6	2,216.8
Selling, general, and administrative expenses	(466.4)	(403.2)	(872.4)	(826.4)
Operating income (loss)	719.5	765.0	1,342.2	1,390.4
Income (loss) from unconsolidated investments	(1,324.7)	688.4	(2,255.3)	1,052.8
Interest expense	(111.6)	(88.0)	(226.2)	(175.8)
Loss on extinguishment of debt	(2.4)	—	(2.4)	—
Income (loss) before income taxes	(719.2)	1,365.4	(1,141.7)	2,267.4
(Provision for) benefit from income taxes	202.2	(214.1)	387.6	(369.8)
Net income (loss)	(517.0)	1,151.3	(754.1)	1,897.6
Net income (loss) attributable to noncontrolling interests	(8.2)	(1.8)	(16.5)	(4.3)
Net income (loss) attributable to CBI	$ (525.2)	$ 1,149.5	$ (770.6)	$ 1,893.3
Net income (loss) per common share attributable to CBI:				
Basic – Class A Common Stock	$ (2.77)	$ 6.11	$ (4.08)	$ 10.03
Basic – Class B Convertible Common Stock	$ (2.52)	$ 5.55	$ (3.71)	$ 9.11
Diluted – Class A Common Stock	$ (2.77)	$ 5.87	$ (4.08)	$ 9.64
Diluted – Class B Convertible Common Stock	$ (2.52)	$ 5.41	$ (3.71)	$ 8.89
Weighted average common shares outstanding:				
Basic – Class A Common Stock	168.310	167.172	168.215	167.617
Basic – Class B Convertible Common Stock	23.316	23.323	23.316	23.325
Diluted – Class A Common Stock	168.310	195.907	168.215	196.468
Diluted – Class B Convertible Common Stock	23.316	23.323	23.316	23.325
Cash dividends declared per common share:				
Class A Common Stock	$ 0.75	$ 0.74	$ 1.50	$ 1.48
Class B Convertible Common Stock	$ 0.68	$ 0.67	$ 1.36	$ 1.34

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, unaudited)

	Six Months Ended	
	August 31, 2019	August 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (754.1)	$ 1,897.6
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Unrealized net (gain) loss on securities measured at fair value	1,666.6	(950.4)
Equity in (earnings) losses of equity method investees, net of distributed (earnings) losses	580.3	2.1
Depreciation	169.1	168.8
Loss on inventory and related contracts	61.0	—
(Gain) loss on sale of business and assets held for sale	36.0	(6.2)
Stock-based compensation	33.6	35.9
Impairment and amortization of intangible assets	13.9	3.0
Amortization of debt issuance costs and loss on extinguishment of debt	9.7	8.9
Net gain (loss) on sale of unconsolidated investment	0.1	(99.8)
Deferred tax provision (benefit)	(452.7)	202.3
Change in operating assets and liabilities, net of effects from purchases of businesses:		
Accounts receivable	(106.2)	(173.8)
Inventories	92.7	123.8
Prepaid expenses and other current assets	32.2	(49.0)
Accounts payable	3.9	111.0
Deferred revenue	34.0	35.6
Other accrued expenses and liabilities	(61.0)	15.6
Other	60.3	13.1
Total adjustments	2,173.5	(559.1)
Net cash provided by (used in) operating activities	1,419.4	1,338.5
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant, and equipment	(355.2)	(370.6)
Purchases of businesses, net of cash acquired	(36.2)	(20.2)
Investments in equity method investees and securities	(33.0)	(152.1)
Proceeds from sale of unconsolidated investment	—	110.2
Proceed from sales of assets	—	44.7
Other investing activities	(1.3)	(0.8)
Net cash provided by (used in) investing activities	(425.7)	(388.8)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments of long-term debt	(1,331.5)	(23.5)
Net proceeds from (repayments of) short-term borrowings	(640.5)	(32.4)
Dividends paid	(285.0)	(279.1)
Purchases of treasury stock	(50.0)	(504.3)
Payments of minimum tax withholdings on stock-based payment awards	(14.2)	(13.5)
Payments of debt issuance costs	(8.0)	(13.6)
Proceeds from issuance of long-term debt	1,291.3	12.0
Proceeds from shares issued under equity compensation plans	32.9	21.5
Net cash provided by (used in) financing activities	(1,005.0)	(832.9)
Effect of exchange rate changes on cash and cash equivalents	(1.0)	(1.0)
Net increase (decrease) in cash and cash equivalents	(12.3)	115.8
Cash and cash equivalents, beginning of period	93.6	90.3
Cash and cash equivalents, end of period	$ 81.3	$ 206.1

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT AND INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS INFORMATION
(in millions, unaudited)

	Three Months Ended			Six Months Ended		
	August 31, 2019	August 31, 2018	Percent Change	August 31, 2019	August 31, 2018	Percent Change
Beer						
Segment net sales	$ **1,640.4**	$ 1,527.1	7%	$ **3,117.8**	$ 2,902.2	7%
Segment gross profit	$ **913.3**	$ 843.4	8%	$ **1,732.8**	$ 1,592.8	9%
% Net sales	**55.7%**	55.2%		**55.6%**	54.9%	
Segment operating income (loss)	$ **685.3**	$ 630.6	9%	$ **1,265.9**	$ 1,150.6	10%
% Net sales	**41.8%**	41.3%		**40.6%**	39.6%	
Wine and Spirits						
Wine net sales	$ 611.1	$ 671.0	(9%)	$ 1,146.1	$ 1,262.8	(9%)
Spirits net sales	92.5	101.0	(8%)	177.3	181.2	(2%)
Segment net sales	$ **703.6**	$ 772.0	(9%)	$ **1,323.4**	$ 1,444.0	(8%)
Segment gross profit	$ **292.1**	$ 336.6	(13%)	$ **563.8**	$ 627.4	(10%)
% Net sales	**41.5%**	43.6%		**42.6%**	43.4%	
Segment operating income (loss)	$ **160.4**	$ 201.4	(20%)	$ **321.2**	$ 369.2	(13%)
% Net sales	**22.8%**	26.1%		**24.3%**	25.6%	
Segment income (loss) from unconsolidated investments	$ **(1.0)**	$ (1.0)	—%	$ **3.0**	$ 3.8	(21%)
Corporate Operations and Other						
Segment operating income (loss)	$ **(53.7)**	$ (51.3)	5%	$ **(97.4)**	$ (101.5)	(4%)
Segment income (loss) from unconsolidated investments	$ **(0.2)**	$ (1.1)	NM	$ **(1.3)**	$ (1.2)	NM
Canopy equity losses [1]	$ **(54.7)**	NA		$ **(109.1)**	NA	
Consolidated operating income (loss)	$ **719.5**	$ 765.0		$ **1,342.2**	$ 1,390.4	
Comparable Adjustments	72.5	15.7		147.5	27.9	
Comparable operating income (loss)	$ **792.0**	$ 780.7		$ **1,489.7**	$ 1,418.3	
Consolidated income (loss) from unconsolidated investments	$ **(1,324.7)**	$ 688.4		$ **(2,255.3)**	$ 1,052.8	
Comparable Adjustments	1,268.8	(690.5)		2,147.9	(1,050.2)	
Comparable income (loss) from unconsolidated investments	$ **(55.9)**	$ (2.1)		$ **(107.4)**	$ 2.6	
Consolidated EBIT	$ **736.1**	$ 778.6		$ **1,382.3**	$ 1,420.9	

[1] Beginning March 1, 2019, we have changed our internal management financial reporting to include Canopy as a segment. We recognize our equity in earnings (losses) for Canopy on a two-month lag. Accordingly, we recognized our share of Canopy's losses for the periods April 1, 2019, through June 30, 2019, and January 1, 2019, through June 30, 2019 in our consolidated results for the three and six months ended August 31, 2019, respectively. The summarized financial information below represents 100% of Canopy's reported results, prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), and converted from Canadian dollars to U.S. dollars using the weighted average exchange rates for April 1, 2019, through June 30, 2019 and January 1, 2019, through June 30, 2019.

	Three Months Ended		Six Months Ended	
	August 31, 2019	August 31, 2018	August 31, 2019	August 31, 2018
Net sales	$ 67.7	NA	$ 138.4	NA
Gross profit	9.8	NA	$ 21.1	NA
% Net sales	14.5%	NA	15.2%	NA
Operating income (loss)	$ (160.5)	NA	$ (330.5)	NA
% Net sales	NM	NA	NM	NA

NM=Not Meaningful

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(unaudited)

	Three Months Ended			Six Months Ended		
	August 31, 2019	August 31, 2018	Percent Change	August 31, 2019	August 31, 2018	Percent Change
Beer						
(in millions, branded product, 24-pack, 12-ounce case equivalents)						
Shipment volume	**91.9**	87.3	5.3%	**174.0**	165.2	5.3%
Depletion volume [1]			6.2%			6.4%
Wine and Spirits						
(in millions, branded product, 9-liter case equivalents)						
Shipment volume	**14.4**	16.0	(10.0%)	**26.8**	29.5	(9.2%)
U.S. Domestic shipment volume	**13.5**	14.8	(8.8%)	**24.8**	27.3	(9.2%)
U.S. Domestic Power Brands shipment volume [2]	**6.3**	6.3	—%	**10.8**	11.6	(6.9%)
U.S. Domestic depletion volume [1]			(13.3%)			(7.5%)
U.S. Domestic Power Brands depletion volume [1] [2]			(3.8%)			(0.3%)

[1] Depletions represent distributor shipments of our respective branded products to retail customers, based on third-party data.

[2] U.S. Domestic Power Brands include the following brands and/or portfolio of brands:

Wine Brands			Wine Portfolio of Brands	Spirits Brands
• 7 Moons	• Drylands	• SIMI	• Charles Smith	• Casa Noble
• Auros	• Kim Crawford	• Spoken Barrel	• Prisoner	• High West
• Champagne Palmer & Co	• Meiomi		• Robert Mondavi	• Mi CAMPO
• Cooper & Thief	• Mount Veeder		• Schrader	• Nelson's Green Brier
• Crafters Union	• Nobilo			• SVEDKA
• Cuvée Sauvage	• Ruffino			• The Real McCoy

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data, unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Please refer to our website at http://www.cbrands.com/investors/reporting for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended August 31, 2019			Three Months Ended August 31, 2018			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	$ 2,344.0		$ 2,344.0	$ 2,299.1		$ 2,299.1	2%	2%
Cost of product sold	(1,158.1)	$ 19.5		(1,130.9)	$ 11.8			
Gross profit	**1,185.9**	19.5	$ **1,205.4**	1,168.2	11.8	$ 1,180.0	2%	2%
Selling, general, and administrative expenses	(466.4)	53.0		(403.2)	3.9			
Operating income (loss)	**719.5**	72.5	$ **792.0**	765.0	15.7	$ 780.7	(6%)	1%
Income (loss) from unconsolidated investments	(1,324.7)	1,268.8		688.4	(690.5)			
EBIT			$ **736.1**			$ 778.6	NA	(5%)
Interest expense	(111.6)			(88.0)	0.2			
Loss on extinguishment of debt	(2.4)	2.4		—				
Income (loss) before income taxes	**(719.2)**	1,343.7	$ **624.5**	1,365.4	(674.6)	$ 690.8	(153%)	(10%)
(Provision for) benefit from income taxes [1]	202.2	(289.1)		(214.1)	87.3			
Net income (loss)	(517.0)	1,054.6		1,151.3	(587.3)			
Net income (loss) attributable to noncontrolling interests	(8.2)			(1.8)				
Net income (loss) attributable to CBI	$ **(525.2)**	$ 1,054.6	$ **529.4**	$ 1,149.5	$ (587.3)	$ 562.2	(146%)	(6%)
EPS [2]	$ **(2.77)**	$ 5.41	$ **2.72**	$ 5.87	$ (3.00)	$ 2.87	(147%)	(5%)
Weighted average common shares outstanding – diluted [3]	**168.310**	26.621	**194.931**	195.907		195.907		
Gross margin	**50.6%**		**51.4%**	50.8%		51.3%		
Operating margin	**30.7%**		**33.8%**	33.3%		34.0%		
Effective tax rate	**28.1%**		**13.9%**	15.7%		18.4%		

Comparable Adjustments	Three Months Ended August 31, 2019				Three Months Ended August 31, 2018			
	Acquisitions, Divestitures, and Related Costs [4]	Restructuring and Other Strategic Business Development Costs [5]	Other [6]	Total	Acquisitions, Divestitures, and Related Costs [4]	Restructuring and Other Strategic Business Development Costs [5]	Other [6]	Total
Cost of product sold	$ (0.8)	$ (19.8)	$ 1.1	$ (19.5)	$ (0.8)	$ (1.6)	$ (9.4)	$ (11.8)
Selling, general, and administrative expenses	$ (3.2)	$ (26.5)	$ (23.3)	$ (53.0)	$ 0.4	$ (4.3)	$ —	$ (3.9)
Operating income (loss)	$ (4.0)	$ (46.3)	$ (22.2)	$ (72.5)	$ (0.4)	$ (5.9)	$ (9.4)	$ (15.7)
Income (loss) from unconsolidated investments	$ (9.7)	$ —	$ (1,259.1)	$ (1,268.8)	$ (1.6)	$ —	$ 692.1	$ 690.5
Interest expense	$ —	$ —	$ —	$ —	$ (0.2)	$ —	$ —	$ (0.2)
Loss on extinguishment of debt	$ —	$ —	$ (2.4)	$ (2.4)	$ —	$ —	$ —	$ —
(Provision for) benefit from income taxes [1]	$ 3.3	$ 11.1	$ 274.7	$ 289.1	$ 6.0	$ 1.5	$ (94.8)	$ (87.3)
Net income (loss) attributable to CBI	$ (10.4)	$ (35.2)	$ (1,009.0)	$ (1,054.6)	$ 3.8	$ (4.4)	$ 587.9	$ 587.3
EPS [2]	$ (0.05)	$ (0.18)	$ (5.18)	$ (5.41)	$ 0.02	$ (0.02)	$ 3.00	$ 3.00

[1] The effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the Comparable Adjustment was recognized. Additionally, for the six months ended August 31, 2019, the (provision for) benefit from income taxes includes a benefit recognized for the reversal of a valuation allowance for capital loss carryforwards as a result of classifying assets held for sale in connection with the definitive agreement to sell a portion of the wine and spirits business to E. & J. Gallo Winery (the "Wine and Spirits Transaction").

[2] May not sum due to rounding as each item is computed independently. For the three months and six months ended August 31, 2019, the comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis. [3]

[3] We have excluded 23,316,411 and 23,316,505 of Class B Convertible Common Stock and 3,304,955 and 3,367,943 of shares issuable under the assumed exercise of stock options using the treasury stock method from the calculation of reported basis diluted net loss per share for the three months and six months ended August 31, 2019, respectively, as the effect of including these would have been anti-dilutive.

[4] For the three months ended August 31, 2019, acquisitions, divestitures, and related costs primarily consist of flow through of inventory basis adjustments associated with our investment in Canopy Growth Corporation ("Canopy") as well as Canopy's transaction related costs for acquisitions. For the three months ended August 31, 2018, acquisitions, divestitures, and related costs consist primarily of a net gain on the sale of certain assets, partially offset by transaction-related costs recognized in connection with the November 2018 investment in Canopy announced in August 2018.

[5] For the three months ended August 31, 2019, and August 31, 2018, restructuring and other strategic business development costs consist primarily of costs recognized in connection with the development of a program specifically intended to identify opportunities for further streamlining of processes and improving capabilities, linking strategy with execution, prioritizing resources, and enabling a new enterprise resource planning system. For the three months ended August 31, 2019, restructuring and other strategic business development costs also consist of costs to optimize our portfolio, gain efficiencies, and reduce our cost structure primarily within the wine and spirits segment.

[6] For the three months ended August 31, 2019, other consists primarily of an unrealized net loss from the mark to fair value of our investments in Canopy and costs associated with Canopy equity losses and related activities, partially offset by an unrealized gain from the June 2019 modification of the terms of the November 2018 Canopy Warrants. For the three months ended August 31, 2018, other consists primarily of an unrealized net gain from the mark to fair value of our investments in Canopy, partially offset by a net loss from the mark to fair value of undesignated commodity derivative contracts.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data, unaudited)

	Six Months Ended August 31, 2019			Six Months Ended August 31, 2018			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	$ 4,441.2		$ 4,441.2	$ 4,346.2		$ 4,346.2	2%	2%
Cost of product sold	(2,226.6)	$ 82.0		(2,129.4)	$ 3.4			
Gross profit	2,214.6	82.0	$ 2,296.6	2,216.8	3.4	$ 2,220.2	—%	3%
Selling, general, and administrative expenses	(872.4)	65.5		(826.4)	24.5			
Operating income (loss)	1,342.2	147.5	$ 1,489.7	1,390.4	27.9	$ 1,418.3	(3%)	5%
Income (loss) from unconsolidated investments	(2,255.3)	2,147.9		1,052.8	(1,050.2)			
EBIT			$ 1,382.3			$ 1,420.9	NA	(3%)
Interest expense	(226.2)			(175.8)	0.2			
Loss on extinguishment of debt	(2.4)	2.4		—				
Income (loss) before income taxes	(1,141.7)	2,297.8	$ 1,156.1	2,267.4	(1,022.1)	$ 1,245.3	(150%)	(7%)
(Provision for) benefit from income taxes [1]	387.6	(568.0)		(369.8)	124.3			
Net income (loss)	(754.1)	1,729.8		1,897.6	(897.8)			
Net income (loss) attributable to noncontrolling interests	(16.5)			(4.3)				
Net income (loss) attributable to CBI	$ (770.6)	$ 1,729.8	$ 959.2	$ 1,893.3	$ (897.8)	$ 995.5	(141%)	(4%)
EPS [2]	$ (4.08)	$ 8.88	$ 4.92	$ 9.64	$ (4.57)	$ 5.07	(142%)	(3%)
Weighted average common shares outstanding – diluted	168.215	26.684	194.899	196.468		196.468		
Gross margin	49.9%		51.7%	51.0%		51.1%		
Operating margin	30.2%		33.5%	32.0%		32.6%		
Effective tax rate	33.9%		15.6%	16.3%		19.7%		

Comparable Adjustments	Six Months Ended August 31, 2019				Six Months Ended August 31, 2018			
	Acquisitions, Divestitures, and Related Costs [5]	Restructuring and Other Strategic Business Development Costs [6]	Other [7]	Total	Acquisitions, Divestitures, and Related Costs [5]	Restructuring and Other Strategic Business Development Costs	Other [7]	Total
Cost of product sold	$ (1.2)	$ (67.8)	$ (13.0)	$ (82.0)	$ (1.4)	$ (5.0)	$ 3.0	$ (3.4)
Selling, general, and administrative expenses	$ 6.0	$ (50.1)	$ (21.4)	$ (65.5)	$ 0.4	$ (8.6)	$ (16.3)	$ (24.5)
Operating income (loss)	$ 4.8	$ (117.9)	$ (34.4)	$ (147.5)	$ (1.0)	$ (13.6)	$ (13.3)	$ (27.9)
Income (loss) from unconsolidated investments	$ (19.0)	$ —	$ (2,128.9)	$ (2,147.9)	$ 99.8	$ —	$ 950.4	$ 1,050.2
Interest expense	$ —	$ —	$ —	$ —	$ (0.2)	$ —	$ —	$ (0.2)
Loss on extinguishment of debt	$ —	$ —	$ (2.4)	$ (2.4)	$ —	$ —	$ —	$ —
(Provision for) benefit from income taxes [1]	$ 57.5	$ 28.5	$ 482.0	$ 568.0	$ 4.3	$ 3.4	$ (132.0)	$ (124.3)
Net income (loss) attributable to CBI	$ 43.3	$ (89.4)	$ (1,683.7)	$ (1,729.8)	$ 102.9	$ (10.2)	$ 805.1	$ 897.8
EPS [2]	$ 0.22	$ (0.46)	$ (8.64)	$ (8.88)	$ 0.52	$ (0.05)	$ 4.10	$ 4.57

[5] For the six months ended August 31, 2019, acquisitions, divestitures, and related costs consist primarily of a net income tax benefit recognized for the reversal of a valuation allowance and a gain related to the remeasurement of our previously held equity interest in Nelson's Green Brier to the acquisition-date fair value, partially offset by flow through of inventory basis adjustments associated with our investment in Canopy as well as Canopy's transaction related costs for acquisitions. For the six months ended August 31, 2018, acquisitions, divestitures, and related costs consist of a net gain in connection with the sale of our remaining interest in our previously-owned Australian and European business (the "Accolade Wine Investment") and a net gain on the sale of certain assets, partially offset by transaction-related costs recognized primarily in connection with the November 2018 investment in Canopy announced in August 2018.

[6] For the six months ended August 31, 2019, and August 31, 2018, restructuring and other strategic business development costs consist primarily of costs recognized in connection with the development of a program specifically intended to identify opportunities for further streamlining of processes and improving capabilities, linking strategy with execution, prioritizing resources, and enabling a new enterprise resource planning system. For the six months ended August 31, 2019, restructuring and other strategic business development costs also consist of costs to optimize our portfolio, gain efficiencies, and reduce our cost structure primarily within the wine and spirits segment.

[7] For the six months ended August 31, 2019, other consists primarily of an unrealized net loss from the mark to fair value of our investments in Canopy and costs associated with Canopy equity losses and related activities, partially offset by an unrealized gain from the June 2019 modification of the terms of the November 2018 Canopy Warrants. For the six months ended August 31, 2018, other consists primarily of an unrealized net gain from the mark to fair value of our investment in Canopy and a net gain from the mark to fair value of undesignated commodity derivative contracts, partially offset by a prior period adjustment for deferred compensation related to certain employment agreements.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data, unaudited)

Canopy Equity Losses and Related Activities ("Canopy EIE")

Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

	Three Months Ended August 31, 2019	Six Months Ended August 31, 2019
Equity losses and related activities- reported basis, Canopy EIE (GAAP) [1]	$ (484.4)	$ (590.4)
Comparable Adjustments [2][3]	429.7	481.3
Equity losses and related activities - comparable basis, Canopy EIE (Non-GAAP)	(54.7)	(109.1)
Benefit from income taxes [3]	16.3	31.9
Net income (loss) attributable to CBI - comparable basis, Canopy EIE (Non-GAAP)	$ (38.4)	$ (77.2)

	Three Months Ended August 31, 2019	Six Months Ended August 31, 2019
EPS - reported basis, Canopy EIE (GAAP)	$ (1.93)	$ (2.35)
Comparable Adjustments - Canopy EIE (Non-GAAP)	1.68	1.89
EPS - comparable basis, Canopy EIE (Non-GAAP) [4]	$ (0.20)	$ (0.40)

	Three Months Ended August 31, 2019	Six Months Ended August 31, 2019
EBIT - comparable basis (Non-GAAP) [5]	$ 736.1	$ 1,382.3
Equity losses and related activities - comparable basis, Canopy EIE (Non-GAAP)	(54.7)	(109.1)
EBIT - comparable basis, excluding Canopy EIE (Non-GAAP)	$ 790.8	$ 1,491.4

	Three Months Ended August 31, 2019	Six Months Ended August 31, 2019
EPS - comparable basis (Non-GAAP) [5]	$ 2.72	$ 4.92
EPS - comparable basis, Canopy EIE (Non-GAAP)	(0.20)	(0.40)
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$ 2.91	$ 5.32

EPS Guidance

	Range for the Year Ending February 29, 2020	
Forecasted EPS - reported basis (GAAP)	$ 0.55	$ 0.75
Acquisitions, divestitures, and related costs [6]	(0.24)	(0.24)
Restructuring and other strategic business development costs [7]	0.47	0.47
Other [8]	8.62	8.62
Comparable basis, Canopy EIE	(0.40)	(0.40)
Forecasted EPS - comparable basis (Non-GAAP) [4]	$ 9.00	$ 9.20

	Actual for the Year Ended February 28, 2019
EPS - reported basis (GAAP)	$ 17.57
Acquisitions, divestitures, and related costs [6]	(0.44)
Restructuring and other strategic business development costs [7]	0.10
Other [8]	(7.95)
EPS - comparable basis (Non-GAAP) [4]	9.28
EPS - comparable basis, Canopy EIE (Non-GAAP)	(0.06)
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$ 9.34

(1) Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

(2) Comparable Adjustments, Canopy EIE include: impact from the June 2019 warrant modification, unrealized net (gain) loss from the mark to fair value of securities measured at fair value and related activities, flow through of inventory step-up, share-based compensation expense related to acquisition milestones, acquisition costs, loss on dilution due to Canopy's issuance of additional stock, and other (gains) losses.

(3) The Comparable Adjustment effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized.The benefit from income taxes effective tax rate applied to our equity in earnings (losses) of Canopy is generally based on the tax rates of the legal entities that hold our investment.

(4) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

(5) See reconciliation of the applicable non-GAAP financial measures for the three months and six months ended August 31, 2019, on pages 11 and 13, respectively.

(6) Acquisitions, divestitures, and related costs include: [4]

	Estimated for the Year Ending February 29, 2020	Actual for the Year Ended February 28, 2019
Net income tax benefit recognized for the reversal of a valuation allowance	$ (0.28)	$ —
Gain on the remeasurement of our investment in Nelson's Green Brier	$ (0.05)	$ —
Net (gain) loss on sale of Accolade Wine Investment	$ —	$ (0.50)
Net (gain) loss on interest rate swap contracts associated with debt financing of investment	$ —	$ (0.13)
(Gain) loss on sale of certain assets	$ —	$ (0.06)
Net (gain) loss on foreign currency derivative contracts associated with investment	$ —	$ 0.13
Bridge commitment fees associated with debt financing of investment	$ —	$ 0.06
Transaction, integration, and other acquisition-related costs in connection with:		
Investments in Canopy	$ 0.07	$ 0.05
The Wine and Spirits Transaction	$ 0.02	$ —
Schrader Cellars wine acquisition	$ —	$ 0.01
October 2016 Wine and Spirits Acquisitions	$ —	$ 0.01

(7) For the years ended February 29, 2020, and February 28, 2019, restructuring and other strategic business development costs consist primarily of costs recognized in connection with the development of a program specifically intended to identify opportunities for further streamlining of processes and improving capabilities, linking strategy with execution, prioritizing resources, and enabling a new enterprise resource planning system. For the year ended February 29, 2020, restructuring and other strategic business development costs also consist of costs to gain efficiencies and reduce our cost structure in connection with a program intended to optimize the wine and spirits segment.

(8) Other includes: [4]

	Estimated for the Year Ending February 29, 2020	Actual for the Year Ended February 28, 2019
Unrealized net (gain) loss from mark to fair value of investments in Canopy	$ 6.67	$ (7.99)
Canopy equity losses and related activities comparable adjustments	$ 1.76	$ (0.03)
Net (gain) loss from mark to fair value of undesignated commodity derivative contracts	$ 0.08	$ 0.03
Unconsolidated investments, other	$ 0.05	$ (0.04)
Loss on change in estimated fair value of a contingent liability associated with a prior period acquisition	$ 0.05	$ —
Impairment of certain Ballast Point intangible assets	$ 0.04	$ 0.41
Loss on extinguishment of debt	$ 0.01	$ 0.01
Loss on (recovery of) write-down of certain bulk wine inventory as a result of smoke damage sustained during wildfires in California	$ (0.04)	$ 0.01
Net income tax benefit recognized for the reversal of a valuation allowance	$ —	$ (0.26)
Net income tax benefit recognized in connection with the TCJ Act	$ —	$ (0.19)
Prior period adjustment for deferred compensation related to certain employment contracts	$ —	$ 0.08
Adverse supply contracts	$ —	$ 0.02

Free Cash Flow Guidance

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Range for the Year Ending February 29, 2020	
Net cash provided by operating activities (GAAP)	$ 2,100.0	$ 2,300.0
Purchases of property, plant, and equipment	(800.0)	(900.0)
Free cash flow (Non-GAAP)	$ 1,300.0	$ 1,400.0

	Actual for the Six Months Ended August 31, 2019	Actual for the Six Months Ended August 31, 2018
Net cash provided by operating activities (GAAP)	$ 1,419.4	$ 1,338.5
Purchases of property, plant, and equipment	(355.2)	(370.6)
Free cash flow (Non-GAAP)	$ 1,064.2	$ 967.9